Exhibit 99.5

James Hardie Announces Adjusted Net Operating Profit of

US$66.7 million for Fiscal Year 2017 First Quarter

James Hardie today announced results for the quarter ended 30 June 2016:

●	Group Adjusted net operating profit of US$66.7 million, an increase of 5% compared to the prior corresponding period (“pcp”);

●	Group Adjusted EBIT of US$97.6 million, an increase of 9% compared to pcp;

●	Group net sales of US$477.7 million, an increase of 12% compared to pcp;

●	North America Fiber Cement Segment net sales of US$370.3 million, an increase of 15% compared to pcp;

●	North America Fiber Cement Segment EBIT margin of 25.5%;

●	International Fiber Cement Segment EBIT margin 23.2%; and

●	Made a payment of US$91.1 million to AICF on 1 July 2016

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement segment had a good first quarter with net sales up 15% and gross profit up 11%, driven primarily from higher volumes. EBIT was up 4% and EBIT margin was 25.5%, both of which reflect our investment back into the business in the form of market facing programs and additional headcount focused on supporting our growth initiatives.”

He continued, “Within our International Fiber Cement business, excluding Australian Pipes, net sales increased 7%. Furthermore, EBIT increased 18%, while the EBIT margin increased 2.0 points driven primarily by good performance in our Australian business.”

Mr. Gries concluded, “The consolidated group result for the first quarter reflects good financial performance highlighted by a 5% increase in Adjusted net operating profit and strong operating cash flow generation. Additionally, on 1 July 2016, we made a payment of US$91.1 million to AICF, representing 35% of our free cash flow, as defined by the AFFA, for fiscal year 2016.”

Outlook

The Company expects to see steady growth in the US housing market in fiscal year 2017, assuming new construction starts between approximately 1.2 and 1.3 million. We expect net volume growth for the North America Fiber Cement segment to likely outpace overall market growth by mid-single digits.

We expect our North America Fiber Cement segment EBIT margin to be at the higher end of its stated target range of 20% to 25% for fiscal year 2017. This expectation is based upon the Company continuing to achieve strong operating performance in its plants, consistent with recent quarters, and stable exchange rates and input cost trends.

Net Sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business is expected to deliver improved results supported by a growth in residential markets in the North Island.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2017 is between US$264 million and US$302 million. Management expects full year Adjusted net operating profit to be between US$260 million and US$290 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts, input prices remain consistent and an average USD/AUD exchange rate that is at, or near current levels for the remainder of the year.

The comparable Adjusted net operating profit for fiscal year 2016 was US$242.9 million.

Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2016 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability, contingent liabilities and changes to our segments.

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company will report on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our Windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the old North America and Europe Fiber Cement segment. The Company has revised its historical segment information at 31 March 2016 and for the three months ended 30 June 2015 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 14 of our condensed consolidated financial statements for further information on our segments.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2016.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Definition and Other Terms” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2016.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2016; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au